HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________          Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 12, 2007

Tara Harkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Security Devices International Inc.
            Registration Statement on Form SB-2
            File No. 333-143301

     This office represents Security Devices International Inc. (the "Company"). In reference to the Staff's letter dated June 21, 2007 we would like to address comments 1, 18, 20, 21 and 22 before filing an amendment to the registration statement.


C-1 Since the accountants are not being paid on a contingency basis the disclosure required by Item 509 of Regulation S-B is not required.

C-18 Since the prospectus will not reference the accountants as experts there is no need for the accountants to refer to their firm as "Experts" in their consent.

C-20,
21, 22 The proposed modification to the "Controls and Procedures" section of the Company's 10-Q is shown below:

           Sheldon Kales, the Company's Chief Executive and Rakesh Malhotra, the Company's Principal Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report, and in their opinion the Company's disclosure controls and procedures are effective. There were no changes in the Company's internal controls over financial reporting that occurred during the fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.


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      Please advise if our proposed responses to these comments are acceptable to the Staff.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart




WTH:ap









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